November 1, 2007

Via EDGAR Correspondence
and Federal Express

Mr. Russell Mancuso

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Andover Medical, Inc.
Registration Statement on Form SB-2 (the “Registration Statement”)
Filed on October 1, 2007
File No. 333-142387

Dear Mr. Mancuso:

                In connection with the above-referenced matter and on behalf of our client Andover Medical, Inc. (the “Company”) on November 1, 2007, we filed Amendment No. 5 to the Company’s Registration Statement, along with a copy marked to show changes from Amendment No. 4 to the Registration Statement, which we filed on October 1, 2007.  This letter is in response to your letter to Mr. Edwin A. Reilly, dated October 15, 2007.  We will address your comments in the order in which they appear in your letter.

1.  Please revise your description of the EBITDA presentation to include the amount or limits required for compliance with the covenant and the actual or reasonably likely effects of this compliance on the financial condition and liquidity.  Clarify why you believe that this is a material covenant and a material item affecting liquidity.  See the bullet points addressed in Question 10 of the FAQ Regarding the use of Non-GAAP Financial Measures dated June 13, 2003.

FAQ Answer 10: MD&A requires disclosure of material items affecting liquidity. Despite the prohibition in Item 10(e), if management believes that the credit agreement is a material agreement, that the covenant is a material term of the credit agreement and that information about the covenant is material to an investor’s understanding of the company’s financial condition and/or liquidity, the company may be required to disclose the measure as calculated by the debt covenant as part of its MD&A. In this situation, disclosure regarding the covenant may be misleading absent a discussion of the following:

•                  the materiality of the credit agreement and the covenant;
 The Company has borrowed $1.6 million under this credit agreement.  The Company’s total capitalization (Total Equity plus Debt) is $10.4 million; accordingly borrowings are 15% of total capital, which is material.

•                  the amount or limit required for compliance with the covenant; and
 Under the Company’s credit agreement the company must remain in compliance with a debt service covenant.  This covenant provides that beginning with the period ended September 30, 2007, the Company’s Adjusted EBITDA divided by its total debt service must be greater than or equal to 1.2 to 1.

•                  the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company’s financial condition and liquidity. To the extent the Company is not in compliance with this covenant it must receive a waiver from the lender.  To the extent the Company is unable to secure a waiver, it will be in default with the Credit Agreement which could result in the lenders requiring us to immediately repay all amounts borrowed. In addition, if we cannot satisfy the financial covenants in the credit agreement, we cannot engage in certain activities, such as incurring additional indebtedness, acquiring and disposing of assets.  Any of the above consequences adversely impact our liquidity.

Based upon the Company’s review of the FAQ Regarding the use of Non-GAAP Financial Measures dated June 13, 2003 and discussions with the Staff on October 26, 2007, the Management’s Discussion and Analysis on Pages 22 and 23 is revised as follows:

Debt Covenants

Consolidated Adjusted EBITDA

Management believes that an understanding of Adjusted EBITDA is an important measure of operating performance, our ability to service our debt, and our ability to make capital expenditures for our stockholders.

In general terms, the definition of Adjusted EBITDA, “Borrower’s EBITDA” per our credit agreement, is defined as Consolidated Net Income for such period, plus: (i) Interest Expense, (ii) taxes, (iii) depreciation, (iv) amortization, (iv) any extraordinary charges for such period, (v) any non-cash charges for such period related to stock options, warrants, convertible preferred stock, any other derivative securities and restricted stock grants, and (vi) any other non-cash charges for such period (but excluding any non-cash charge in respect of an item that was included in Consolidated Net Income in a prior period), minus (i) interest and dividend income, (ii) gain on the sale of assets and (iii) any extraordinary gains and any non-cash components of income for such period, all calculated in accordance with GAAP~~We use Adjusted EBITDA to assess our subsidiaries’ operating performance. We believe it is meaningful because it provides investors with a basis for reviewing criteria that is used by our internal decision makers. Our internal decision makers believe Adjusted EBITDA is a meaningful measure, because it represents a transparent view of our subsidiaries’ recurring operating performance and allows management to readily view operating trends and perform analytical comparisons.~~ We reconcile Adjusted EBITDA to net income.

We ~~also~~ use Adjusted EBITDA primarily as a liquidity measure.  Under the Company’s credit agreement the company must remain in compliance with a debt service covenant.  This covenant provides that beginning with the period ended September 30, 2007, the Company’s Adjusted EBITDA divided by its total debt service must be greater than or equal to 1.2 to 1.  We believe this financial measure on a consolidated basis is important in analyzing our liquidity because it is used to determine our ability to access acquisition indebtedness available under the credit agreement as well as additional borrowings under our Credit Agreement.  Since the Company has borrowed $1.6 million under this credit agreement, this facility is a material part of the Company’s financial condition.  To the extent the Company is not in compliance with this covenant it must receive a waiver from the lender.  To the extent the Company is unable to secure a waiver, it will be in default with the Credit Agreement which could result in the lenders requiring us to immediately repay all amounts borrowed. ~~It is also a component of certain material covenants contained within and defined by our credit agreement. These covenants are material terms of the credit agreement, which in turn since non-compliance with these financial covenants under our credit facility—our debt services coverage—could result in the lenders requiring us to immediately repay all amounts borrowed~~. In addition, if we cannot satisfy these financial covenants in the indenture governing the credit agreement, we cannot engage in certain activities, such as incurring additional indebtedness, acquiring and disposing of assets. Consequently, Adjusted EBITDA is critical to our assessment of our liquidity.

Adjusted EBITDA is calculated for the six months ended 6/30/07 as follows:

Net Loss	(1,634,055)

Plus:
Taxes	19,061
Net Interest Expense (Income)	26,823
Depreciation and Amortization	52,451
Non cash charges — stock compensation expense	870,594
Adjusted EBITDA	(665,126)

It should be noted that Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles in the United States of America, and the items excluded from Adjusted EBITDA are significant components in understanding and assessing financial performance. As a result, Adjusted EBITDA should not be considered a substitute for net income. Revenue and expenses are measured in accordance with the policies and procedures described in Note 1, Summary of Significant Accounting Policies, to our accompanying consolidated financial statements.

2.  Disclose specific terms and provisions of your healthcare contracts. Clarify who these contracts are with, your obligations under the contracts and the specific benefit that you expect to derive from these contracts.  Please also address the reimbursement rates or other rights under these contracts that would otherwise not be available

The Company’s healthcare contracts are with private and government health care insurance companies (eg. Aetna, Blue Cross/Blue Shield, United Healthcare, Medicare, Medicaid).  The company’s obligations are to provide healthcare services and medical equipment and supplies to patients pursuant to a physician’s prescription.  The insurance company reimburses the company for these services and products at agreed upon rates which follow, in most instances, the Medicare pricing guidelines. The remainder of the cost for products and services is the responsibility of the patient.  These contracts enable the company to work with physicians who treat patients that are members of the insurance plans.  Without these contracts the Company cannot seek reimbursement from the insurance company. As an “out of network” provider the Company is forced to seek reimbursement for their entire fee from the patient. These contracts are key to enhancing the Company’s revenue generating capabilities.

3.  We note your revenue recognition footnote states that insurance benefits are assigned to the company.  Please clarify what you mean by the benefits are assigned to you.

Patients assign their rights to reimbursement for healthcare costs incurred from their insurance carrier to the Company.  This is standard to the healthcare service system and occurs at the same time the patient authorizes the physician to provide services including the prescription of the Company’s products.   As a result the Company gathers the necessary medical records and submits reimbursement claims to the insurance carrier on behalf of the patient.

4.  Please tell us about the systematic process employed to ensure that sales are recorded at NRV.  Also, tell us the estimation process to determine the required adjustments.  Please indicate whether the subsequent adjustments to amounts recorded as discussed on pages 21 and F-6 have historically been material.

In the systematic process undertaken by the Company to ensure sales are recorded at NRV there is a review of the existing provider contracts and pricing for products and services (by HCPC code), a review of historic services provided and revenues generated by the Company from existing contracts, a review of billing amounts for services and products.  This data determines the average contractual adjustment for the Company and is reviewed each month.  There have been no material adjustments to the Company’s estimates to date.

5.     You state that your estimates are based upon your interpretation of contract terms.  Tell us why the terms are subject to interpretation if the services and rates related to those services are based upon approved reimbursement tables.  Also, you go on to state that the complexity of many third party billing arrangements and uncertainty of reimbursement amounts may result in further adjustments.  Tell us how you are able to determine that the price is fixed and determinable under SAB 104?

The estimates are based upon the Company’s experience in providing products and services to patients who are members of various health care insurance programs.  There is no interpretation of the contract terms.  Although reimbursement amounts vary among insurance carriers, each contract’s fee or rate schedule is known to the Company and is fixed for an agreed period of time.  The Company’s uncertainty as to the appropriate party to seek reimbursement from arises when patients have multiple insurance contracts, injuries or illnesses arising in part from work, or are associated with assisted care facilities.

6.     Please revise your disclosure of the allowance to discuss the component and indicate how much of the allowance relates to pricing adjustments and customer bad debts.

See updated disclosure on page F-9.

Based upon the Company’s review of the above matters and discussions with the Staff on October 26, 2007, the Management’s Discussion and Analysis on Pages 20 and 21 and Notes 2(B) and 2(G) on F-are revised as follows:

Management’s Discussion and Analysis

Critical Accounting Policies and Estimates

 Revenue Recognition

                Revenues are recognized on an accrual basis at the time services and related products are provided to patients and collections are reasonably assured, and are recorded at amounts estimated to be received under ~~reimbursement arrangements~~ healthcare contracts with third-party payers, including private insurers, prepaid health plans, and Medicare. Insurance benefits are assigned to the Company by patients receiving medical treatments and related products and, accordingly, the Company bills on behalf of its patients/customers. Under these contracts, we provide healthcare services, medical equipment and supplies to patients pursuant to a physician’s prescription.  The insurance company reimburses the company for these services and products at agreed upon rates. The balance remaining for product or service costs becomes the responsibility of the patient.  A systematic process is employed to ensure that sales are recorded at net realizable value and that any required adjustments are recorded on a timely basis. ~~This process comes from price tables reflecting the fees in effect or contractually agreed upon by various government and commercial payors for durable medical equipment items or orthopedic supplies provided to a customer.~~ The Company has established an allowance to account for contractual sales adjustments that result from differences between the amount remitted for reimbursement and the expected realizable amount~~. We estimate the allowance for contractual sales adjustments~~ for all payor contracts.~~, given our~~

~~interpretation of the contract terms or applicable regulations~~. Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required to record net revenue and accounts receivable at their net realizable values at the time products and/or services are provided. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review.  ~~However, the reimbursement rates are often subject to interpretation that could result in payments that differ from our estimates. Additionally, updated regulations and contract negotiations occur frequently, necessitating our continual review and assessment of the estimation process.~~

We perform analyses to evaluate the net realizable value of accounts receivable. Specifically, we consider historical realization data, accounts receivable aging trends, other operating trends and relevant business conditions. Because of continuing changes in the health care industry and third-party reimbursement, it is possible that our estimates could change, which could have a material impact on our operations and cash flows.

Certain durable medical equipment items provided by the Company are reimbursed under rental arrangements that generally provide for fixed payments established by fee schedules for as long as the patient is using the equipment and medical necessity continues (subject to capped rental arrangements which limit the rental payment periods in some instances and which may result in a transfer of title to the equipment at the end of the rental payment period). Once initial delivery of rental equipment is made to the patient, a billing cycle is established based on the initial date of delivery. The Company recognizes rental arrangement revenues ratably over the service period and defers revenue for the portion of the monthly bill which is unearned during a reporting period. No separate payment is earned from the initial equipment delivery and setup process. During the rental period we are responsible for servicing the equipment and providing routine maintenance, if necessary.

Our revenue recognition policy is consistent with the criteria set forth in Staff Accounting Bulletin 104—Revenue Recognition (“SAB 104”) for determining when revenue is realized or realizable and earned. We recognize revenue in accordance with the requirements of SAB 104 that:

• persuasive evidence of an arrangement exists;

• delivery has occurred;

• the seller’s price to the buyer is fixed or determinable; and

• collectibility is reasonably assured.

The Company also derives commission revenue from contracts it maintains with orthopedic product and supply manufacturers. Commission revenues are recognized upon the shipment of products to customers in accordance with the terms of the Company’s distribution agreements.

~~Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required to record net revenue and accounts receivable at their net realizable values at the time products and/or services are provided. Inherent in these estimates is the risk that they will have to be revised or updated as additional~~

~~information becomes available. Specifically, the complexity of many third party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review~~.

Included in accounts receivable are earned but unbilled receivables. Unbilled accounts receivable represent charges for equipment and supplies delivered to customers for which invoices have not yet been generated by the billing system. ~~Prior to the delivery~~ When the ~~of~~ equipment and supplies are delivered to customers, we ~~perform~~ conduct certain certification and approval procedures to ensure collection is reasonably assured and that unbilled accounts receivable are recorded at net amounts expected to be paid by customers and third-party payors. Billing delays, ranging from several weeks to several months, can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources, interim transactions occurring between cycle billing dates established for each customer within the billing system and business acquisitions awaiting assignment of new provider enrollment identification numbers. In the event that a third-party payor does not accept the claim for payment, the customer is ultimately responsible.

Accounts Receivable Contractual Sales Adjustments and Related Allowances for Uncollectible Accounts Receivable

Accounts receivable are reported net of allowances for sales adjustments and uncollectible accounts. The majority of our accounts receivable are due from Medicare, Medicaid and private insurance carriers, as well as from customers under co-insurance provisions. Third-party reimbursement is a complicated process that involves submission of claims to multiple payors, each having its own claims requirements. In some cases, the ultimate collection of accounts receivable subsequent to the service dates may not be known for several months. ~~Bad debt is recorded as an operating expense and consists of billed charges that are ultimately deemed uncollectible due to the customer’s or third-party payor’s inability or refusal to pay~~.  The Company has established an allowance to account for sales adjustments that result from differences between the payment amounts received from customers and third-party payors and the expected realizable amounts. We report revenues in our financial statements net of such adjustments. We record bad debt expense based on a percentage of revenue using historical Company-specific data. The percentage and amounts used to record bad debt expense and the allowance for doubtful accounts are supported by various methods including current and historical cash collections, bad debt write-offs, and aging of accounts receivable. Our ~~proprietary~~ management information systems are utilized to provide this data in order to assess bad debts. In the event that collection results of existing accounts receivable are not consistent with historical experience, there may be a need to establish an additional allowance for doubtful accounts, which may materially impact our financial position or results of operations.

Notes to the Financial Statements

NOTE 2 — Summary of Significant Accounting Policies

 (B) Revenue Recognition

Revenues are recognized on an accrual basis at the time services and related products are provided to patients and collections are reasonably assured, and are recorded at amounts estimated to be received under ~~reimbursement arrangements~~ healthcare contracts with third-party payers, including private insurers, prepaid health plans, and Medicare. Insurance benefits are assigned to the Company by patients receiving medical treatments and related products and, accordingly, the Company bills on behalf of its patients/customers. Under these contracts, we provide healthcare services, medical equipment and supplies to patients pursuant to a physician’s prescription.  The insurance company reimburses the company for these services and products at agreed upon rates. The balance remaining for product or service costs becomes the responsibility of the patient.  A systematic process is employed to ensure that sales are recorded at net realizable value and that any required adjustments are recorded on a timely basis. ~~This process comes from price tables reflecting the fees in effect or contractually agreed upon by various government and commercial payors for durable medical equipment items or orthopedic supplies provided to a customer.~~ The Company has established an allowance to account for contractual sales adjustments that result from differences between the amount remitted for reimbursement and the expected realizable amount~~. We estimate the allowance for contractual sales adjustments~~ for all payor contracts~~, given our interpretation of the contract terms or applicable regulations~~. Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required to record net revenue and accounts receivable at their net realizable values at the time products and/or services are provided. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review. ~~However, the reimbursement rates are often subject to interpretation that could result in payments that differ from our estimates. Additionally, updated regulations and contract negotiations occur frequently, necessitating our continual review and assessment of the estimation process~~.

The Company performs analyses to evaluate the net realizable value of accounts receivable. Specifically, the Company considers historical realization data, accounts receivable aging trends, other operating trends and relevant business conditions. Because of continuing changes in the health care industry and third-party reimbursement, it is possible that our estimates could change, which could have a material impact on the Company’s operations and cash flows.

The Company also derives commission revenue from contracts it maintains with orthopedic product and supply manufacturers.  Such revenue is recognized upon the shipment of products, in accordance with the terms of the distribution agreement.

Certain items provided by the Company are reimbursed under rental arrangements that generally provide for fixed periodic (daily or monthly) payments established by fee schedules for as long as the patient is using the equipment and medical necessity continues (subject to capped rental arrangements which limit the rental payment periods in some instances and which may result in a transfer of title to the equipment at the end of the rental payment period). Once initial delivery of rental equipment is made to the patient, either a monthly billing cycle is established based on the initial date of delivery, or the total amount due if the patient uses the product for less than one month. The Company recognizes rental arrangement revenues ratably over the service period and defers revenue for the portion of the monthly bill which is unearned. No separate payment is earned from the initial equipment delivery and setup process. During the rental period we are responsible for servicing the equipment and providing routine maintenance, if necessary.

The Company’s revenue recognition policy is consistent with the criteria set forth in Staff Accounting Bulletin 104 — Revenue Recognition (“SAB 104”) for determining when revenue is realized or realizable and earned. The Company recognizes revenue in accordance with the requirements of SAB 104 that:

•                  persuasive evidence of an arrangement exists;

•                  delivery has occurred;

•                  the seller’s price to the buyer is fixed or determinable; and

•                  collectibility is reasonably assured.

~~Due to the nature of the industry and the reimbursement environment in which we operate, certain estimates are required to record net revenues and accounts receivable at their net realizable values at the time products and/or services are provided. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review~~.

Included in accounts receivable are earned but unbilled receivables. Unbilled accounts receivable represent charges for equipment and supplies delivered to customers for which invoices have not yet been generated by the billing system. ~~Prior to the delivery of~~ When the equipment and supplies are delivered to customers, we conduct ~~perform~~ certain certification and approval procedures to ensure collection is reasonably assured and that unbilled accounts receivable are recorded at net amounts expected to be paid by customers and third-party payors. Billing delays, ranging from several weeks to several months, can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources, interim transactions occurring between cycle billing dates established for each customer within the billing system and business acquisitions awaiting assignment of new provider enrollment identification numbers. In the event that a third-party payor does not accept the claim for payment, the customer is ultimately responsible.

(G) Receivables

Accounts receivable are reported net of allowances for contractual sales adjustments and uncollectible accounts. The majority of our accounts receivable are due from Medicare,

Medicaid and private insurance carriers, as well as from customers under co-insurance provisions. Third-party reimbursement is a complicated process that involves submission of claims to multiple payors, each having its own claims requirements. In some cases, the ultimate collection of accounts receivable subsequent to the service dates may not be known for several months. The Company records its allowance for doubtful accounts as a percentage of accounts receivable. The percentage used is based upon historical cash collections, bad debt write-offs and the aging of accounts receivable.  ~~Bad debt is recorded as an operating expense and consists of billed charges that are ultimately deemed uncollectible due to the customer’s or third-party payor’s inability or refusal to pay.~~ The Company has established an allowance to account for contractual sales adjustments that result from differences between ordinary and customary amounts billed for products and services to third-party payors and the expected realizable amounts.  The reconciliation of Accounts Receivable is as follows:

Item	June 30, 2007	December 31, 2006
Accounts Receivable - Gross	3,345,460	0
Allowance for contractual sales adjustments	(732,948)	0
Allowance for Doubtful Accounts	(146,465)	0
Accounts Receivable - Net	2,466,047	0

Intangible Assets

7.     Please tell us how you determined that the health insurance contracts have an indefinite life and why you believe the cash flows from these assets will continue indefinitely considering the following items.  In addition, ensure that your response is supported by a detailed analysis of all the factors listed in paragraph 11 of SFAS 142.

SFAS 142 Paragraph 11	Analysis of Useful Life
a. The expected use of the asset by the entity	The company expects to use the asset — the contract for reimbursement from the insurance company — into the indefinite future

b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate (such as mineral rights to depleting assets)	N/A — These contracts are a significant source of the Company’s cash flow and are related to the general population of potential customers needing healthcare services

c. Any legal, regulatory, or contractual provisions that may limit the useful life

Yes — contractual obligations related to corporate legal standing (bankruptcy, loss of Medicare license), billing (failure to maintain records supporting the claim, billing for services not provided, billing in excess of contracted amount reimbursable) and service (not replacing inadequate products) can result in contract termination if not complied with

d. Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions)

Yes — renewal costs are generally minimal, including time from company personnel in contract administration. The renewal process generally involves a review, discussion and modification regarding pricing (reimbursement rates) updates and rarely involves discussion on general contract terms.

e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels)

Yes — other economic factors may have an impact. In the past, insurance companies have reduced the number of providers in their network to reduce administrative costs.

f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life)

Generally N/A — the Company has to maintain its billing system software and hardware to properly bill and maintain records. This is not dissimilar to standard maintenance for accounting systems and is considered ordinary course expenses for long term enterprise existence.

Many contracts have expiration terms.  Those with auto renewal have pricing updates.  Thus contracts could go thru significant modifications each year whereby terms are vastly different form current contracts.  SFAS 142 requires that renewals or extensions occur without substantial cost and without material modification of existing terms and conditions.  Your pricing updates by itself could result in substantial modification.

The Company’s experience is that contracts have either no expiration date at all or auto-renewal clauses. Contract renewal costs are generally minimal, including time from company personnel to review and discuss pricing (reimbursement rate) updates.  Discussion and negotiation on general contract terms is rare in the renewal process.  These are standard contracts for all providers in the health insurance company’s network.

Contract modifications related to updated prices are typical. However, the modifications from year to year, per the history of both of the acquired companies, have been negligible. Most of the contracts subject to these updates base their pricing on Medicare, which has kept DME pricing increases under 2% annually, and we have many other contracts with such negotiated terms which have renewed over the years with no changes at all. We do not consider a 2% annual increase to represent a substantial cost, or a material modification of existing terms and conditions within the guidelines of SFAS 142.

Your disclosure indicates that determining the length if time the net income stream was difficult because of predictions that Medicare will cease to pay claims by 2030, political changes in the next presidential election and that processing of health care insurance could change as early as five years from now.  Each of these factors is outside your control and could have a significant affect on the nature, terms and useful life of your health insurance contracts.  SFAS 142 requires that the effects of obsolescence known technological advances, competition, regulatory or legislative action and other economic factors be considered in estimating the useful life.

The Company has reviewed these factors and reviewed the literature and has determined that while these contracts’ useful life may be indeterminable, the Company has an obligation to use its best judgment in determining the asset’s useful life.  The Company considered six factors, including Medicare’s inability to pay claims by 2030, political changes impacting health care reimbursement system within the next 5 years, regulatory changes impacting the claims processing and reimbursement system within 10 years, the company’s subsidiaries’ history in maintaining healthcare provider contracts from 12 to 25 years and industry disclosures of useful lives for similar classes of assets from 15 to 20 years. The Company applied probabilities to these factors and determined a useful life for these contracts at 18 years.

In addition, you state that health care contracts for third party medical billing are becoming very difficult to negotiate and secure.  And once obtained, these contracts are secure only if you stay in compliance.  Please discuss terms of non-compliance and how you will be able to remain in compliance for such an extended period of time.

Health insurance contractual obligations relate to three general areas - corporate legal standing (bankruptcy, conviction of felony, loss of Medicare license), billing (failure to maintain records supporting the claim, billing for services not provided, billing in excess of contracted amount reimbursable) and service (consistent failure to replace inadequate products) which can result in contract termination.  The Company closely monitors its billing and service departments and receives frequent input from customers (insurance company claims reviews, physician feedback and patient feedback) to mitigate risks associated with contract compliance.

8.     We note that you determined the fair value of the health insurance contracts based upon the entities projected earnings rather than from the cash flows of the specific contracts/assets.  Par B172 of SFAS 141 specifically states that the future cash flows of an intangible asset should represent the cash flows that are expected to result from ownership of that contractual legal right.  Please tell us how your valuation represents the fair value of these assets, meets the requirement of Paragraphs 37 and 39 of SFAS 141 and is not similar to a residual methodology discussed in Topic D-108.  Clarify how you are able to separately and directly value the health care contract assets and how these assets are distinguishable from goodwill.  In addition, tell how you are able to subsequently test for impairment of these assets under SFAS 142 without determining the cash flows underlying the specific contracts.

As provided in Paragraph 39 of SFAS 141, the Company determined it had a recognizable intangible asset arising from its contracts with health insurance companies. While these contracts are not transferable outside the corporate entity, specific current and future cash flows are derived from the Company’s ownership of these contracts distinguishing these assets from goodwill.  The Company used the income method to determine the fair value of the recognizable asset.  Cash flows arising from the health insurance contracts are identified through our review of billings directly attributable to the contracts, reduced by direct materials, labor and overhead. An industry standard for growth is applied to current cash flows to determine future cash flows attributable to the health insurance contracts.  The Company’s cost of equity was applied as a discount rate to determine the present value of these cash flows.  Given the use of the identified cash flows attributable to the recognized intangible assets (the contracts), the value is not determined under a residual valuation methodology as discussed in D-108.  As part of the company’s ongoing impairment review, cash flows arising form the health insurance contracts (noted above) will be used to evaluate whether the carrying value for these intangible assets is impaired.

9.     Please separately disclose goodwill and intangible assets on your balance sheet as required by SFAS 141.

See revised financial statements on pages F-2 and 6.

Based upon the above answers, the following amendments are included in the Company’s disclosure of Goodwill and Intangible Assets

NOTE 4 GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the purchase price of acquired businesses in excess of the fair market value of net assets acquired. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), goodwill and intangible assets with indefinite lives are not subject to amortization, but are monitored annually for impairment, or more frequently if there are other indications of impairment. Any impairment would be measured based upon the fair value of the related asset based on the provisions of SFAS No. 142. Because the Company has one reporting segment, under SFAS No. 142, the Company utilizes the entity-wide approach for assessing goodwill for impairment and compares its market value to its net book value to determine if an impairment exists. There were no impairment losses related to goodwill in any of the fiscal periods presented. If AMI determines through the impairment review process that goodwill has been impaired, AMI would record the impairment charge in its consolidated statement of income.

The amount of goodwill as of June 30, 2007, includes $2,611,303 ~~837,302~~ from the RSI acquisition and $1,112,070 ~~no~~ goodwill related to the OMI acquisition. Goodwill arising from both ~~the RSI~~ acquisitions reflects purchase price factors such as their ~~RSI’s~~ unique position in its market and its geographic position in the Company’s development of a nationwide DME distribution network. The goodwill reported for these acquisitions reflect AMI’s preliminary purchase price allocation and is subject to change.

The Company has identified intangible assets distinguishable from goodwill from it’s healthcare contracts with private and government health care insurance companies.  Under these contracts, an insurance company reimburses the Company for services and/or products provided to patients at agreed upon rates which follow, in most instances, the Medicare pricing guidelines. The remainder of the Company’s fee for products and services is the responsibility of the patient.  These contracts enable the Company to work with physicians who treat patients that are members of the insurance plans.  Without these contracts the Company cannot seek reimbursement from the insurance company. As an “out of network” provider the Company would be forced to seek reimbursement for their entire fee from the patient. These contracts are important to enhancing the Company’s revenue generating capabilities.

Intangible assets that are separable from goodwill and have determinable useful lives are valued separately and amortized over their expected useful lives. AMI assesses the impairment of amortizable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors AMI considers important in conducting ~~that could trigger~~ an impairment review include the following:

• a significant underperformance relative to expected historical or projected future operating results;

• a significant change in the manner of AMI’s use of the acquired asset or the strategy for AMI’s overall business;

• a significant negative industry or economic trend; and

• AMI’s market capitalization relative to net book value.

~~Health insurance contracts for third party medical billing are increasingly difficult to negotiate and obtain due to consolidation efforts by Medicare and private insurance companies to control costs by reducing the number of providers in their networks. Once obtained and in place however, these contracts are very secure, so long as the provider stays in compliance with the contract. Many of the contracts have expiration dates, but have auto-renewal clauses. Other contracts do not have expiration dates at all and are subject only to periodic pricing updates. These contracts represent the ability to earn virtually all of the acquired companies’ income; therefore the useful life of the health insurance contracts is indefinite and not amortizable.~~

~~Calculating the fair value of the contracts with Medicare and private health insurance companies requires significant estimates and assumptions by management. The estimated values were based upon the entities’ projected earnings which rely substantially upon these contracts, before interest, taxes, depreciation, and amortization. A net present value method based upon several factors, including future business plans, actual operating results, market data and appropriate discount rates, was applied to give discounted cash flows expected to be generated. The net present value assumptions and methodology were as follows:~~

~~1. Using the formula Cost of equity = expected risk-free rate of return + ((market risk factor / (historic return on equity—expected risk-free rate of return)), where~~

~~a. The expected risk-free rate of return was taken from the 10-year T-note rate at 8/30/07,~~

~~4.53%.~~

~~b. The market risk factor was taken from the stock volatility per DerivativesOne.com, based on stock prices of the Company, 1.486.~~

~~c. The historic return on equity was determined as a result of researching a variety of articles, concluding with 5.70%.~~

~~2. Anticipated growth rate established by management was 2.5% per annum based upon industry experience and a range of forecasts for the durable medical supplies sector of the healthcare industry.~~

~~3. Determining a length of time for the net income stream was one of the more difficult estimates.  Research revealed a range of factors such as predictions that Medicare will cease to be able to pay claims in the year 2030, or depending on political changes in the~~

~~next presidential election, all of health care insurance processing could change as early as five years from now. Taking the average of these forecasts, the assumption was to use a term of 14 years.~~

If AMI determines that an impairment review is required, AMI would review the expected future undiscounted cash flows to be generated by the assets. If AMI determines that the carrying value of intangible assets may not be recoverable, AMI would measure any impairment based on a projected discounted cash flow method using a discount rate determined by AMI to be commensurate with the risk inherent in AMI’s current business model. If impairment is indicated through this review, the carrying amount of the asset would be reduced to its estimated fair value.

The components of acquired identifiable intangible assets as of June 30, 2007 are as follows:

Health insurance contracts	1,500,203~~844,930~~
Non-competition agreements, net of accumulated amortization of 115,123	493,532~~34,877~~
1,993,735~~4,879,807~~

The components of acquired identifiable intangible assets include: non-competition agreements which are amortized on a straight-line basis over the related estimated lives of the agreements (~~seven~~ two to ten years), and health care contracts for third party medical billing (eighteen years). These contractual intangibles have been valued under the income ~~a net present value~~ method that considers cash flows attributable to the identified assets, the future revenue growth of the Company at 2.5%, consistent with expectations for the Durable Medical Equipment (DME) sector of the health care industry and a discount rate of 6.27% which was based upon a calculation of the Company’s cost of equity. The Company is in the process of reviewing the valuation of its intangible assets and anticipates finalization by year end 2007.

If the Staff of the SEC desires any additional information, please do not hesitate to contact the undersigned at (212) 841-0707.

Very truly yours,

PHILLIPS NIZER LLP

/s/ Elliot H. Lutzker

cc:           James A. Shanahan